Filed by Diversa Corporation Pursuant to Rule 425

Under the Securities Act of 1933, as Amended

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as Amended

Subject Company: Diversa Corporation

Exchange Act File No. 000-29173

This filing relates to a public announcement by Celunol Corp. (“Celunol”). Celunol recently executed an Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007, by and among Diversa Corporation (“Diversa”), Concord Merger Sub, Inc., Celunol and William Lese, as the representative of Celunol’s stockholders.

Forward Looking Statements

The presentation below contains statements that are not strictly historical, are “forward-looking” and involve a high degree of risk and uncertainty. These include statements related to the construction and eventual operation of a demonstration-scale facility for the production of cellulosic ethanol in Jennings, Louisiana and the completion of a pilot-scale facility capable of producing fuel ethanol from abundant, low-cost cellulosic biomass. Factors that could delay or prevent these projects from being completed include, but are not limited to, the risk of unexpected delays in the physical construction and operation of the project facilities due to technical, regulatory or manufacturing issues, new data or intellectual property disputes, the risk that Celunol will not be able to obtain necessary financing to complete the demonstration-scale facility on favorable terms, or at all and the risk that the perceived market for cellulosic ethanol is smaller than anticipated or is adversely impacted by competition, new data, supply issues or marketplace trends. These forward-looking statements speak only as of the date hereof. Celunol and Diversa expressly disclaim any intent or obligation to update these forward-looking statements.

Additional Information about the Merger and Where to Find It

Diversa intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus and other relevant documents in connection with the proposed merger between Diversa and Celunol and related transactions. Investors and securityholders of Diversa and Celunol are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) and other relevant materials when they become available, because they will contain important information about Diversa, Celunol, and the proposed merger and related transactions. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the proxy statement/prospectus, when it becomes available, may also be obtained from Diversa by directing a request to: Diversa Corporation, 4955 Directors Place, San Diego, CA 92121, Attn: Investor Relations. In addition, investors may access copies of the documents filed with the SEC by Diversa on Diversa’s website at www.diversa.com.

Participants in the Solicitation

Diversa and its executive officers and directors and Celunol and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Diversa in connection with the proposed merger between Diversa and Celunol and related transactions. Information regarding the special interests of these executive officers and directors in the proposed merger and related transactions will be included in the proxy statement/prospectus referred to above. Additional information regarding the executive officers and directors of Diversa is also included in Diversa’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2006. This document is available free of charge at the SEC’s website at www.sec.gov and from Investor Relations at Diversa at the address described above.

Celunol issued the following press release on February 15, 2007.

FOR IMMEDIATE RELEASE

CELUNOL MARKS GROUNDBREAKING FOR NATION’S FIRST

DEMONSTRATION-SCALE CELLULOSIC ETHANOL FACILITY

Cuts the Ribbon to Mark Completion of Upgrades at Pilot Cellulosic Ethanol Plant

JENNINGS, LA, February 16, 2007 – Celunol Corp., a privately-held company and leading biofuels technology developer based in Cambridge, Massachusetts, officially broke ground this morning on a new demonstration-scale cellulosic ethanol production facility, located at its Jennings, Louisiana site, with a rated design capacity of 1.4 million gallons per year (MGY). Joined by dignitaries from federal, state and local government, as well as several project partners and suppliers, the company also celebrated the completion of its pilot cellulosic ethanol facility, the first in the nation.

“These two milestones mark a significant step forward for Louisiana and our nation,” said Governor Kathleen Babineaux Blanco. “Cellulosic ethanol represents a new way to pursue the goals of increased energy security and economic development for our rural economy, while protecting the quality of our environment. We congratulate Celunol and its partners on these milestones, and look forward to the growth of this promising new industry here in Louisiana.”

“It has become clear that we need to look to new feedstocks and technologies to increase the sources of supply of ethanol to meet the nation’s rising demand for clean automotive fuel,” said Carlos Riva, Celunol’s President and CEO. “The pilot plant we have inaugurated here illustrates the technical feasibility of producing ethanol on a high-yield basis from low-cost crops and agricultural residues. We expect that the demonstration facility we are constructing will validate the economics of this process on a much larger scale. We believe that a successful demonstration here in Jennings will mark the last major step before the full-scale commercialization of this exciting new technology can begin.”

About Celunol

Celunol Corp., headquartered in Cambridge, Massachusetts, is moving rapidly to commercialize its proprietary technology for producing ethanol from a wide array of cellulosic biomass feedstocks including sugarcane bagasse, agricultural waste, wood products and dedicated energy crops. Celunol holds exclusive rights to employ key technology developed at the University of Florida in the early 1990s for the production of fuel ethanol. The company aspires to develop and build a portfolio of cellulosic ethanol and other biomass facilities in the U.S. and abroad. Celunol has licensed its technology to Marubeni Corporation and Tsukishima Kikai Co., LTD for facilities built in Japan and certain other Asian countries. Pursuant to this license the company’s process technology has been incorporated into Bioethanol Japan’s 1.4 million liters-per-year cellulosic ethanol plant in Osaka, Japan - the world’s first commercial scale plant to produce cellulosic ethanol from wood construction waste. On February 12, 2007 Celunol and Diversa Corporation (Nasdaq: DVSA), a leader in the development of high-performance specialty enzymes, announced that they have entered a definitive merger agreement. For more information on Celunol, visit www.celunol.com.

ADDITIONAL INFORMATION

About the Demonstration Facility

Celunol’s demonstration facility is the first facility of its kind in the United States to enter the construction phase. The plant will be designed and constructed to have an annual rated capacity of 1.4 MGY of ethanol and to make use of locally-grown sugarcane bagasse and specially-bred energy cane. It will use Celunol’s patented production process, which employs a combination of microorganisms and specialty enzymes, to convert up to 95% of available sugars in biomass feedstocks into fuel ethanol. The project is designed by the U.S. subsidiary of AMEC, a worldwide provider to the world`s infrastructure, manufacturing and process industries (www.amec.com). It is to be constructed by Cajun Constructors, a nationally recognized leader in construction services (www.cajuncontractors.com). The plant is planned for completion before the end of 2007.

About the Pilot Facility

Celunol’s newly-expanded pilot facility is the first cellulosic ethanol facility in the nation, and is capable of producing ethanol from both the C5 (hemicellulose) and C6 (cellulose) sugars available in biomass feedstocks. Constructed for use as a research and development facility, the plant will be used to test Celunol’s patented, high-yield process on a wide variety of feedstocks including canes, grasses and woodchips.

For more information contact:
Kevin Stickney	John B. Howe
Calypso Communications	VP Public Affairs, Celunol
(603) 431-0816	(617) 674-5318
kstickney@calypsocom.com	jhowe@celunol.com

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